IAC/INTERACTIVECORP

555 West 18th Street
New York, NY 10011

May 3, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

RE:                           IAC/InterActiveCorp
Registration Statement on Form S-4
Filed May 3, 2013

Ladies and Gentlemen:

Reference is made to the above referenced Registration Statement on Form S-4, as may be amended form time to time (the “Registration Statement”), of IAC/InterActiveCorp (the “Company”), About, Inc., APN, LLC, Aqua Acquisition Holdings LLC, CityGrid Media, LLC, Dictionary.com, LLC, Elicia Acquisition Corp., HomeAdvisor, Inc., HTRF Ventures, LLC, Humor Rainbow, Inc., IAC Search & Media, Inc., IAC Search, LLC, Match.com International Holdings, Inc., Match.com, Inc., Match.com, L.L.C., Mindspark Interactive Network, Inc., Mojo Acquisition Corp., People Media, Inc., People Media, LLC, Shoebuy.com, Inc., and Tutor.com, Inc. (collectively, including the Company, the “Registrants”), registering the offer to exchange (the “Exchange Offer”) an aggregate principal amount of up to $500,000,000 of our 4.75% senior notes due 2022 of the Company (together with the guarantees thereof, the “New Notes”) for an equal principal amount of our outstanding 4.75% senior notes due 2022 of the Company (together with the guarantees thereof, the “Old Notes”).  The Registrants are registering the Exchange Offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (April 13, 1989), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling (July 2, 1993).

This will confirm that the Registrants have not entered into any arrangement or understanding with any person to distribute the New Notes and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes.  In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the New Notes (1) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation (April 13, 1989) or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any sale or transfer of the New Notes, unless the sale or transfer is made pursuant to an exemption from those requirements.  The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

In addition, the Registrants will (i) make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes and (ii) include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the following effect:

If the undersigned or any beneficial owner is a broker-dealer, the undersigned and such beneficial owner:  (1) represents that it is participating in the Exchange Offer for its own account and is exchanging Old Notes that were acquired by it as a result of market-making or other trading activities, (2) confirms that it has not entered into any arrangement or understanding with the issuer or an affiliate of the issuer to distribute the New Notes and (3) acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes; however, by so acknowledging and by delivering a prospectus, such broker dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

See Shearman & Sterling (July 2, 1993).

[SIGNATURE PAGE FOLLOWS]

Sincerely,

IAC/INTERACTIVECORP

By:	/s/ Joanne Hawkins
	Name:	Joanne Hawkins
	Title:	Authorized Person SVP & Deputy General Counsel

ABOUT, INC.
APN, LLC
AQUA ACQUISITION HOLDINGS LLC
CITYGRID MEDIA, LLC
DICTIONARY.COM, LLC
ELICIA ACQUISITION CORP.
HOMEADVISOR, INC.
HTRF VENTURES, LLC
HUMOR RAINBOW, INC.
IAC SEARCH & MEDIA, INC.
IAC SEARCH, LLC
MATCH.COM INTERNATIONAL HOLDINGS, INC.
MATCH.COM, INC.
MATCH.COM, L.L.C.
MINDSPARK INTERACTIVE NETWORK, INC.
MOJO ACQUISITION CORP.
PEOPLE MEDIA, INC.
PEOPLE MEDIA, LLC
SHOEBUY.COM, INC.
TUTOR.COM, INC.

By:	/s/ Joanne Hawkins
	Name:	Joanne Hawkins
	Title:	Authorized Person on behalf of each of the above named Guarantors

cc:                                Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz
Kathryn J. Gettles-Atwa, Wachtell, Lipton, Rosen & Katz